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Exhibit

Exhibit Description

99.1	Announcement on 2015/10/01: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2015/10/01: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2015/10/02: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2015/10/07: Represent subsidiary NexPower Technology CORP. to announce the impairment of assets by applying IAS No. 36

99.5	Announcement on 2015/10/08: To announce the impairment of assets by applying IAS No. 39

99.6	Announcement on 2015/10/19: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2015/10/23: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2015/10/23: UMC will convene Q3 2015 Investor Conference

99.9	Announcement on 2015/10/23: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of Intangible assets

99.10	Announcement on 2015/10/08: September Revenue

99.11	Announcement on 2015/10/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/09/22~2015/10/01
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $1,069,575,000 NTD; total transaction price:$ 1,069,575,000 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the persons relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/08/19~2015/10/01
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $807,603,620 NTD; total transaction price:$ 807,603,620 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the persons relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.3

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/07/01~2015/10/02
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $1,586,081,200 NTD; total transaction price: $1,586,081,200 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the persons relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.4

Represent subsidiary NexPower Technology CORP. to announce the impairment of assets by applying IAS
No. 36

1. Date of occurrence of the event: 2015/10/07
2. Company name: NexPower Technology CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): subsidiaries
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: none
6. Content of the report: none
7. Cause of occurrence: none
8. Countermeasures: none
9. Any other matters that need to be specified:

(1)The affiliate following the impairment test pursuant to IAS No. 36, has decided to recognize a loss on fixed assets of approximately NTD 795 million.

(2)This is a non-cash impairment loss, and does not have any impact on the working-capital and cash flow of the company.

(3)All figures are unaudited, and have not yet been reviewed by an independent accountant

Exhibit 99.5

To announce the impairment of assets by applying IAS No. 39

1. Date of occurrence of the event: 2015/10/08
2. Company name: UNITED MICROELECTRONICS CORPORATION
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:
Following the impairment test to the financial asset holdings of the company pursuant to IAS 39, the company has decided to recognize an impairment loss on a portion of such assets, totaling approximately NTD 464 million. Within this figure includes an NTD 216 million loss from holdings of UNIMICRON.
8. Countermeasures: none
9. Any other matters that need to be specified:

(1)	This is a non-cash impairment loss, and does not have any impact on the working-capital and cash flow of the company.

(2) All figures are have not yet been reviewed by an independent accountant

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/11/12~2015/10/19
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $517,569,400 NTD; total transaction price:$ 517,569,400 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SCREEN SEMICONDUCTOR CO., LTD; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the persons relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/10/02~2015/10/23
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $518,609,469 NTD; total transaction price:$ 518,609,469 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the persons relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified

Exhibit 99.8

UMC will convene Q3 2015 Investor Conference

1. Date of the investor conference: 2015/10/28
2. Time of the investor conference: 17:00
3. Location of the investor conference: Online teleconference
4. Brief information disclosed in the investor conference: UMC Q3 2015 Financial and Operating Results.
5. The presentation of the investor conference release: It will be released after the investor conference.
6. Will the presentation be released in the Companys website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None

Exhibit 99.9

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of Intangible assets

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Technology Licenses
2. Date of occurrence of the event: 2015/10/23~2015/10/23
3. Volume, unit price, and total monetary amount of the transaction: Total transaction price: around NT$4,827,750,000 (USD 150 million)
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):UNITED MICROELECTRONICS CORPORATION, the Parent Company
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: The reason for choosing the related party as trading counterpart: Parent Company licenses and transfers Technology to the Subsidary
The previous owner, price of transfer and date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the persons relationship to the company at those times: Not applicable
7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):
Not applicable
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: According to the contract
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Reference for the decision on price: According to the contract
The decision-making department: Board of Directors
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Not applicable
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Not applicable
13. Broker and broker’s fee: Not applicable
14. Concrete purpose or use of the acquisition or disposal: To manufacture 12wafers, offering 55nm and 40nm technologies, to increase global foundry market share
15. Net worth per share of the underlying securities acquired or disposed of: Not applicable
16. Do the directors have any objection to the present transaction? : No
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : No
18. Any other matters that need to be specified: The acquisition of intangible assets on the 40/50nm technology licenses from UMC to its subsidiary, United Semiconductor (Xiamen) Co., Ltd. , has been approved by the Investment Commission of the Ministry of Economic Affairs on Dec. 31, 2014 (Ref. No. Jing-Shen-Er-Zi-10300284500). The actual contents will be executed in accord with technology agreement signed by both parties.

Exhibit 99.10

United Microelectronics Corporation
October 08, 2015

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of August 2015.

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
September	Net sales	10,425,056	12,256,438	(1,831,832)	(14.94%)
Year-to-Date	Net sales	110,981,039	102,776,786	8,204,253	7.98%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	44,134,945
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 17,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.11

United Microelectronics Corporation
For the month of September, 2015

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (UMC) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of	Number of shares as
		shares as of August	of September 30,
Title	Name	31, 2015	2015	Changes
Vice President	SR Sheu	1,798,892	1,418,892	(380,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	August 31, 2015	September 30, 2015	Changes
—	—	—	—	—